FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 31, 2007

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated October 31, 2007 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: October 31, 2007

Tata Motors Limited

Consolidated Net Revenue grows

by 6.22% to Rs.8205.23 crores in 2nd quarter, 2007-08

Consolidated PAT up by 6.39% to Rs.570.71 crores

2nd Quarter

Tata Motors today reported consolidated revenue (net of excise) at Rs.8205.23 crores for the quarter ended September 30, 2007, an increase of 6.22% over Rs.7724.71 crores in the corresponding quarter of 2006-07. The consolidated PAT was Rs.570.71 crores, compared to Rs.536.44 crores in the corresponding quarter last year, an increase of 6.39%.

The Company’s revenues (net of excise) on a stand-alone basis was Rs.6672.65 crores for the quarter ended September 30, 2007, an increase of 1.33% compared to Rs.6585.20 crores in the corresponding quarter of 2006-07. Profit Before Tax was Rs.621.19 crores, an increase of 5.93% over Rs.586.39 crores in the corresponding quarter last year, while the Net Profit was Rs.526.84 crores, an increase of 19.27% over Rs.441.72 crores for the corresponding quarter last year.

The quarter continued to witness high input costs, increased competitive activity, and the high interest rate regime affecting retails in the domestic market, in varying degrees between the commercial and passenger vehicles segments. Together they impacted the operating margin of the company (net of foreign exchange gain) in this quarter. The Company has initiated multi-pronged action, including cost reduction initiatives and introduction of new products.

Half Year

Consolidated revenue (net of excise) in the first half of 2007-08 at Rs.15836.51 crores recorded an increase of 9.56% as against Rs.14454.26 crores in the first half last year. The consolidated PAT at Rs.1067.93 crores compared to Rs.918.11 crores, recorded a growth of 16.32%.

The Company’s revenues (net of excise) on a stand-alone basis was Rs.12729.47 crores in the first half, an increase of 3.20% compared to Rs.12334.76 crores in the first half last year. Profit Before Tax was Rs.1213.32 crores, an increase of 11.86% over Rs.1084.64 crores in the first half last year, while the Net Profit was Rs.993.60 crores, an increase of 20.65% over Rs.823.57 crores in the first half last year.

During the first half, Tata Motors launched several new vehicles. In passenger vehicles, the company has introduced the Indigo LS, an entry level common rail diesel (DICOR) offering in the sedan range, expanded the long wheel base Indigo XL’s range with the Indigo XL Classic, and launched an upgraded range of Tata Spacio, its entry level utility vehicle. The Company also introduced a new range of commercial vehicles for passenger transportation, the Magic and the Winger, which are expected to create new segments. The mini-truck, Ace, has been introduced in Nepal.

During the period, the Company improved market share in medium and heavy trucks, but lost market share in the bus segment mainly on account of certain supply chain shortages, which is expected to be made up in the second half. In passenger vehicles there has been a marginal loss of market share due to new entrants in a slowing market and delays in certain of the Company’s product introductions, which should see corrections in the next year.

The audited financial results for the quarter and half year, ended September 30, 2007, are enclosed.

Auditors’ Report

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

We have audited the quarterly financial results of Tata Motors Limited (“the Company”) for the quarter ended September 30, 2007 and the year to date results for the period April 1, 2007 to September 30, 2007, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors on October 31, 2007. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the profit for the period and other financial information for the quarter ended September 30, 2007 as well as the year to date results for the period from April 1, 2007 to September 30, 2007.

Further, we also report that we have also verified the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreement and the particulars relating to undisputed investor complaints from the details furnished by the Management and found the same to be correct.

For DELOITTE HASKINS & SELLS

Chartered Accountants

M. S. DHARMADHIKARI

Partner

Membership No.: 30802

Mumbai, October 31, 2007

AUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED SEPTEMBER 30, 2007

Particulars		Quarter ended September 30,		Six Months Ended September 30,		Year ended March 31,
		2007	2006	2007	2006	2007
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles	71112	70811	132745	133893	298586
	Passenger cars and Utility vehicles	51618	54830	104191	104981	228220
	Exports	13843	14063	27732	27224	53474

		136573	139704	264668	266098	580280

2	Vehicle Production:(in Nos.)
	Commercial vehicles	81201	82631	153376	157392	339272
	Passenger cars and Utility vehicles	54474	57665	110884	114750	245514

		135675	140296	264260	272142	584786

		(Rupees Crores)
(B)
1	Sales / Income from Operations	7668.21	7600.80	14661.23	14271.77	31819.48
	Less: Excise Duty	995.56	1015.60	1931.76	1937.01	4349.45
	Net Sales / Income from Operations	6672.65	6585.20	12729.47	12334.76	27470.03
2	Other income	70.66	84.83	156.98	170.74	245.19
3	Total Income [1+2]	6743.31	6670.03	12886.45	12505.50	27715.22
4	Expenditure
	(a) Decrease / (Increase) in stock in trade and work in progress	71.81	(122.44)	(65.54)	(507.77)	(349.68)
	(b) Consumption of raw materials and components	4154.85	4272.05	8149.37	8225.11	17915.73
	(c) Purchase of traded goods	376.99	378.45	740.40	690.44	1459.20
	(d) Employee cost	369.41	342.80	721.28	645.23	1368.09
	(e) Depreciation and Amortisation	159.74	143.49	307.21	284.54	586.29
	(f) Product development expenses	18.79	17.52	38.12	27.84	85.02
	(g) Other expenditure	904.89	966.35	1840.98	1851.92	3829.53
	(h) Exchange (gain) / loss (net) on revaluation of foreign currency borrowings, deposits and loans given [Note 2 below]	(30.85)	(10.16)	(236.74)	35.42	(65.21)
	(j) Sub total 4(a) to 4(h)	6025.63	5988.06	11495.08	11252.73	24828.97
5	Interest
	(a) Gross interest	139.83	111.75	248.92	197.20	389.86
	(b) Interest income / Interest capitalised	(43.34)	(16.17)	(70.87)	(29.07)	(76.79)
	(c) Net interest	96.49	95.58	178.05	168.13	313.07
6	Exceptional items	—	—	—	—	—
7	Profit from Ordinary Activities before tax [3-4-5-6]	621.19	586.39	1213.32	1084.64	2573.18
8	Tax expense	94.35	144.67	219.72	261.07	659.72
9	Net Profit from Ordinary Activities after tax [7-8]	526.84	441.72	993.60	823.57	1913.46
10	Extraordinary Items (net of tax expense)	—	—	—	—	—
11	Net Profit for the period [9-10]	526.84	441.72	993.60	823.57	1913.46
12	Paid-up Equity Share Capital (Face value of Rs. 10 each)	385.50	385.21	385.50	385.21	385.41
13	Reserves excluding Revaluation Reserve					6458.39
14	Earnings Per Share (EPS)
	(a) Basic EPS before and after Extraordinary items (not annualised) Rupees	13.67	11.48	25.78	21.46	49.76
	(b) Diluted EPS before and after Extraordinary items (not annualised) Rupees	12.43	10.91	23.97	20.35	47.24
15	Public Shareholding
	- Number of Shares	200522689	221714831	200522689	221714831	214252323
	- Percentage of shareholding	52.02%	57.56%	52.02%	57.56%	55.60%

Notes:-

1)	Figures for the previous period have been regrouped / reclassified wherever necessary.

2)	Consequent to the notification of the Companies (Accounting Standards) Rules, 2006, with effect from April 1, 2007, the foreign exchange differences in respect of liabilities for the acquisition of imported assets are required to be recognized in the profit and loss account against the earlier requirement of adjusting these differences to the carrying cost of such fixed assets.

Accordingly, foreign exchange gains amounting to Rs 7.69 crores and Rs 64.72 crores for the quarter and six months ended September 30, 2007 respectively have been included in 4(h) above and profit after tax is higher by Rs 6.54 crores and Rs 37.46 crores respectively for these periods. Had such policy been followed in the previous year the profit after tax would have been higher by Rs 3.94 crores and lower by Rs. 6.77 crores for quarter and six months ended September 30, 2006 and higher by Rs 12.92 crores for year ended March 31, 2007.

3)	Net sales / Income from operations for the quarter and six months ended September 30, 2007 includes : (a) Rs. 169.40 crores towards transfer of technology to two subsidiary companies and (b) a gain of Rs. 30 crores on transfer of activity relating to financing of Construction Equipment to Tata Capital Limited.

4)	During the quarter ended September 30, 2007, the Company has raised funds aggregating US$ 490 Million (Rs 1992.71 crores at issue) by issue of Zero Coupon Convertible Alternative Reference Securities (CARS), which are convertible into Shares / American Depositary Shares (ADS) / Securities as per the terms of issue. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount.

5)	Subsequent to the quarter ended September 30, 2007, the Company has entered into an agreement with Fiat Group for establishment of joint venture to manufacture passenger cars, engines and transmissions

6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

7)	As on June 30, 2007, no Investor complaints were outstanding. The Company received 38 complaints during the second quarter and resolved 11 complaints by September 30, 2007. There are 27 complaints unresolved as on September 30, 2007 which are pertaining to non-receipt of dividend.

8)	Public Shareholding as on September 30, 2007 excludes 14.56% (8.99% as on September 30, 2006) of Citibank NA as Depositary for ADR holders.

9)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and half year ended September 30, 2007.

Auditors’ Report

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

1)	We have audited the quarterly consolidated financial results of Tata Motors Limited (the “Company”) and its subsidiaries for the quarter ended September 30, 2007 and the consolidated year to date results for the period April 01, 2007 to September 30, 2007, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These consolidated quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

2)	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3)	(a) We did not audit the interim financial statements of six subsidiaries included in the consolidated quarterly financial results and consolidated year to date results, whose consolidated interim financial statements reflect total assets (net) of Rs. 1,860.91 crores as at September 30, 2007; as well as the total revenue of Rs. 3,035.13 crores for the year to date for the period April 01, 2007 to September 30, 2007 and Rs. 1,554.36 crores for the quarter ended September 30, 2007. These interim financial statements and other financial information have been audited by other auditors whose report has been furnished to us, and our opinion on the quarterly financial results and the year to date results, to the extent they have been derived from such interim financial statements is based solely on the report of such other auditors.

(b)	As the audited interim financial statements of certain subsidiaries, whose consolidated interim financial statements reflect total assets (net) Rs. 267.80 crores as at September 30, 2007; as well as the total revenue of Rs. 444.26 crores for the year to date for the period April 01, 2007 to September 30, 2007 and Rs. 244.57 crores for quarter ended September 30, 2007 are not available, we have relied upon the unaudited interim financial statements and other financial information as provided by the management of those companies for the purpose of our examination of consolidated interim financial statements.

(c)	As the audited interim financial statements of certain associates, whose interim financial statements reflect the Company’s share of profits (net) of Rs. 26.93 crores for the year to date for the period April 01, 2007 to September 30, 2007 and Rs. 19.95 crores for the quarter ended September 30, 2007 are not available, we have relied upon the unaudited interim financial statements and other financial information as provided by the management of those companies for the purpose of our examination of consolidated interim financial statements.

4)	In our opinion and to the best of our information and according to the explanations given to us these consolidated quarterly financial results as well as the consolidated year to date results:

i)	include the quarterly financial results and year to date financial results of the entities listed in the Annexure to this report;

ii)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and

iii)	give a true and fair view of the consolidated net profit and other financial information for the quarter ended September 30, 2007, as well as the consolidated year to date results for the period from April 01, 2007 to September 30, 2007.

For DELOITTE HASKINS & SELLS

Chartered Accountants

M. S. Dharmadhikari

Partner

Membership No.: 30802

Mumbai. Date: October 31, 2007.

Annexure to the Auditors’ Report

Following are the subsidiaries whose quarterly financial results and year to date financial results included in the consolidated quarterly financial results as well as the consolidated year to date results:

1.   Tata Daewoo Commercial Vehicle Co. Ltd

2.   Telco Construction Equipment Company Ltd.

3.   HV Axles Ltd

4.   HV Transmission Ltd

5.   TAL Manufacturing Solution Ltd.

6.   Sheba Properties Ltd

7.   Concorde Motors (India) Ltd.

8.   Tata Motors Insurance Service Ltd.

9.   Tata Motors European Technical Centre Plc.

10. Tata Technologies Ltd.

11. Tata Motors Finance Limited.(formerly TML Financial Services Limited)

12. Tata Motors (Thailand) Limited.

13. Tata Marcopolo Motors Limited.

14. INCAT (Thailand) Ltd

15. Tata Technologies Pte. Ltd.

16. INCAT International Plc.

17. INCAT Ltd

18. INCAT SAS

19. INCAT GmbH

20. Cedis Mechanical Engineering GmbH

21. INCAT Holdings B.V.

22. INCAT K.K.

23. Tata Technologies iKS Inc.

24. Granted Revenue Sdn Bhd (formely Tata Technologies Sdn Bhd.)

25. INCAT Systems Inc

26. Integrated Systems Technologies de Mexico, SA de C.V.

27. INCAT Solutions of Canada Inc.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED SEPTEMBER 30, 2007

					(Rs. In crores)
Particulars		Quarter ended September 30,		Six months ended September 30,		Year Ended March 31,
		2007	2006	2007	2006	2007
1	Sales / Income from Operations	9274.42	8787.38	17908.52	16480.40	36922.61
	Less: Excise Duty	1069.19	1062.67	2072.01	2026.14	4561.41
	Net Sales / Income from Operations	8205.23	7724.71	15836.51	14454.26	32361.20
2	Other Income	75.05	95.05	88.64	112.36	153.18
3	Total Income [1+2]	8280.28	7819.76	15925.15	14566.62	32514.38
4	Expenditure
	(a) Decrease / (Increase) in stock in trade and work in progress	34.80	(142.49)	(127.62)	(574.02)	(411.26)
	(b) Consumption of raw materials and components	4954.86	4856.75	9732.59	9356.82	20461.10
	(c) Purchase of traded goods	534.58	491.43	1056.73	894.45	1911.49
	(d) Employee Cost	667.80	613.73	1307.09	1157.58	2415.53
	(e) Depreciation and Amortisation	188.37	169.30	363.61	334.78	688.09
	(f) Product development expenses	18.79	17.52	38.12	27.84	85.02
	(g) Other expenditure	961.02	993.52	1952.74	1888.64	3935.81
	(h) Exchange (gain) / loss (net) on revaluation of foreign currency borrowings, deposits and loans given	(30.82)	(10.16)	(236.71)	35.42	(65.21)
	(j) Sub total 4(a) to 4(h)	7329.40	6989.60	14086.55	13121.51	29020.57
5	Interest (net)	214.26	100.87	390.46	179.31	405.81
6	Exceptional Items	—	—	—	—	—
7	Profit from Ordinary Activities before tax [3-4-5-6]	736.62	729.29	1448.14	1265.80	3088.00
8	Tax expense	153.54	187.32	349.23	343.72	883.21
9	Net Profit from Ordinary Activities after tax [7-8]	583.08	541.97	1098.91	922.08	2204.79
10	Extraordinary item (net of tax expenses)	—	—	—	—	—
11	Share of Minority Interest	(32.93)	(15.31)	(59.26)	(27.89)	(74.22)
12	Profit in respect of investments in Associate Companies	20.56	9.78	28.28	23.92	39.42
13	Net Profit for the period [9+10+11+12]	570.71	536.44	1067.93	918.11	2169.99
14	Paid-up Equity Share Capital (Face value of Rs.10 each)	385.50	385.21	385.50	385.21	385.41
15	Reserves excluding Revaluation Reserve					7310.31
16	Earnings Per Share (EPS)
	Basic EPS before and after extraordinary item (not annualised) Rupees	14.81	13.95	27.71	23.92	56.43
	Diluted EPS before and after extraordinary item (not annualised) Rupees	13.46	13.24	25.75	22.68	53.54

Notes:

1)	Figures for previous period have been regrouped / reclassified wherever necessary.

2)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations.

						(Rs in crores)
		Quarter ended September 30,		Six months ended September 30,		Year ended March 31,
		2007	2006	2007	2006	2007
A	Segment Revenues
	Net sales / Income from Operations
	- Automotive and related activity	7429.94	7151.63	14373.32	13370.29	29924.14
	- Others	854.75	619.45	1622.93	1203.04	2707.89

	Total segment revenue	8284.69	7771.08	15996.25	14573.33	32632.03
	Add / (Less): Inter segment revenue	(79.46)	(46.37)	(159.74)	(119.07)	(270.83)

	Net segment revenue	8205.23	7724.71	15836.51	14454.26	32361.20

B	Segment Results before interest and tax
	- Automotive and related activity	741.35	672.71	1512.10	1214.96	3019.25
	- Others	139.54	68.16	246.61	122.09	332.89

	Total segment results	880.89	740.87	1758.71	1337.05	3352.14
	Add/(Less):- Inter segment eliminations	(5.06)	(5.76)	(8.75)	(4.30)	(11.51)

	Net Segment Results	875.83	735.11	1749.96	1332.75	3340.63
	Add/(Less):- Unallocable income	75.05	95.05	88.64	112.36	153.18
	Add/(Less):- Interest expense	(214.26)	(100.87)	(390.46)	(179.31)	(405.81)

	Total Profit before Tax	736.62	729.29	1448.14	1265.80	3088.00

				As at September 30,		As at March 31,
				2007	2006	2007
C	Capital employed (segment assets less segment liabilities)
	- Automotive and related activity			19291.21	10726.61	14747.43
	- Others			747.18	682.67	699.90

	Total Capital employed			20038.39	11409.28	15447.33
	Add/(Less):- Inter segment			(141.72)	(142.79)	(241.00)

	Capital employed			19896.67	11266.49	15206.33

3)	Net sales / Income from operations for the quarter and six months ended September 30, 2007 include a gain of Rs.76 crores on transfer of activity relating to financing of Construction Equipment to Tata Capital Limited.

4)	Profit for the half year ended September 30, 2007 includes profit of Rs. 5.18 crores and loss of Rs. 4.32 crores in respect of subsidiary companies considered on the basis of Unaudited Financial Statements.

5)	The share of profit (net) in respect of investments in associate companies include profit of Rs. 30.25 crores and loss of Rs.3.32 crores, considered on the basis of Unaudited Financial Statements for the period ended September 30, 2007.

6)	The Consolidated financial results should be read in conjunction with the notes to the individual financial results of the Company for the period ended September 30, 2007.

7)	The Statutory Auditors have carried out an audit of the results above for the quarter and half year ended September 30, 2007.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on October 31, 2007.

Tata Motors Limited

Ratan N Tata
Chairman

Mumbai, October 31, 2007